FORM 3	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940
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(Print or Type Responses)
1. Name and Address of Reporting Person* Smith Maura A.	2. Date of Event Requiring Statement (Month/Day/Year) 3/31/03	4. Issuer Name and Ticker or Trading Symbol International Paper Company: IP
(Last) (First) (Middle) c/o International Paper, 400 Atlantic Street	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) ☐ Director ☐ 10% Owner ☒ Officer ☐ Other (specify below) (give title below) Senior Vice President and General Counsel	6.If Amendment, Date of Original (Month/Day/Year)
(Street) Stamford CT 06921			7. Individual or Joint/Group Filing (Check Applicable Line) ☒ Form filed by One Reporting Person ☐ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I -- Non-Derivative Securities Beneficially Owned
1 Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock	37,563(1)	D

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.
*	If the form is filed by more than one reporting person, see Instruction 5(b)(v).
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

FORM 3 (continued)

Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares
Employee Stock Options (right to buy)	3/31/05	3/31/13	Common Stock	20,000	$33.80	D

Explanation of Responses:

1.     Share numbers are rounded.

/s/ Rebecca Bouldien	April 9, 2003

** Signature of Reporting Person	Date
By: Rebecca Bouldien, Attorney-in-Fact for Maura A. Smith

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

Power Of Attorney

             KNOW ALL MEN BY THESE PRESENTS, that I, MAURA A. SMITH, an officer of International Paper Company ("International Paper"), have made, constituted and appointed, and by these presents do make, constitute and appoint, each of the persons, or any of them, named by International Paper as SEC Coordinating Officer and Assistant SEC Coordinating Officer, as such persons are designated and certified by the Secretary or Assistant Secretary of International Paper as such and copy of whose signatures is included in said certification, as my true and lawful attorney for the purpose of executing, delivering, recording, filing, electronically or otherwise, attesting, or otherwise acting with regards to Forms 3, 4 and 5, or any other forms, amendments or documents described in or relating to the rules promulgated under Section 16 of the Securities Exchange Act of 1934, as amended, giving and granting unto said attorney, the full power and authority to do and perform each and every act and thing whatsoever requisite and appropriate in connection with the power of attorney.

             IN WITNESS WHEREOF, I have hereunto set my hand this 1st day of April, 2003.

/s/ Maura A. Smith Maura A. Smith

ACKNOWLEDGEMENT

STATE OF CONNECTICUT	)
) ss:
COUNTY OF FAIRFIELD	)

On this 1st day of April, 2003, before me personally came Maura A. Smith, to me known to be the individual described in and who executed the foregoing instrument, and acknowledged that she executed the same.

/s/ Janet E. Pellicone Notary Public

Janet E. Pellicone
Notary Public
My Commission Expires Mar. 31, 2004

INTERNATIONAL PAPER COMPANY
SECRETARY'S CERTIFICATE

             I, Barbara L. Smithers, duly elected Corporate Secretary of International Paper Company, a New York corporation, do hereby certify that the following persons have been designated by me as SEC Coordinating Officer and Assistant Coordinating Officers to act as true and lawful attorneys for the purpose of executing, delivering, recording, filing, electronically or otherwise, attesting or otherwise acting with regards to Forms 3, 4 and 5, or any other forms, amendments or documents described in or relating to the rules promulgated under Section 16 of the Securities Exchange Act of 1934, as amended:

SEC Coordinating Officer:

John Walendzik	/s/ John Walendzik

Assistant SEC Coordinating Officers:

Rebecca Bouldien	/s/ Rebecca Bouldien

Carol M. Samalin	/s/ Carol M. Samalin

             IN WITNESS WHEREOF, I have hereunto set my hand and affixed the corporate seal this 9th day of October, 2002.

/s/ Barbara L. Smithers
Barbara L. Smithers Vice President and Corporate Secretary